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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Quadramed, Corp.
(Name of Issuer)
Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)
74730W101
(CUSIP Number)
September 15, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	74730W101	SCHEDULE 13G/A	Page	2	of	10

1	NAMES OF REPORTING PERSONS: North Run Capital, LP 36-4504416

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		3,263,273**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,263,273**

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,263,273**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.69%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4

2 of 10

CUSIP No.	74730W101	SCHEDULE 13G/A	Page	3	of	10

1	NAMES OF REPORTING PERSONS: North Run GP, LP 37-1438821

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		3,263,273**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,263,273**

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,263,273**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.69%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4

3 of 10

CUSIP No.	74730W101	SCHEDULE 13G/A	Page	4	of	10

1	NAMES OF REPORTING PERSONS: North Run Advisors, LLC 35-2177955

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		3,263,273,**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,263,273,**

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,263,273,**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.69%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4

4 of 10

CUSIP No.	74730W101	SCHEDULE 13G/A	Page	5	of	10

1	NAMES OF REPORTING PERSONS: Todd B. Hammer

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		3,263,273,**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,263,273,**

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,263,273,**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.69%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4

5 of 10

CUSIP No.	74730W101	SCHEDULE 13G/A	Page	6	of	10

1	NAMES OF REPORTING PERSONS: Thomas B. Ellis

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		3,263,273,**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,263,273,**

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,263,273,**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.69%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4

6 of 10

SCHEDULE 13G/A
     This corrective Amendment No. 1 to Schedule 13G (the “Amendment”) is being filed on behalf of North Run Advisors, LLC, a Delaware limited liability company (“North Run”), North Run GP, LP, A Delaware limited partnership (the “GP”), North Run Capital, LP, a Delaware limited partnership (the “Investment Manager”), Todd B. Hammer and Thomas B. Ellis, relating to shares of Common Stock, par value $0.001 per share (the “Common Stock”) of Quadramed Corp., a Delaware corporation (the “Issuer”).
     This corrective Amendment is being filed to correct typographical errors in the Introductory Paragraph and in Exhibit 1 of the Schedule 13G filed with the Securities and Exchange Commission on September 25, 2006 (the “Original 13G”).
SCHEDULE 13G
The Introductory Paragraph of the Original 13G is hereby amended and restated in its entirety:
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of North Run Advisors, LLC, a Delaware limited liability company (“North Run”), North Run GP, LP, a Delaware limited partnership (the “GP”), North Run Capital, LP, a Delaware limited partnership (the “Investment Manager”), Todd B. Hammer and Thomas B. Ellis. Todd B. Hammer and Thomas B. Ellis are the principals of North Run, the GP and the Investment Manager. North Run is the general partner for both the GP and the Investment Manager. The GP is the general partner of North Run Capital Partners, LP, a Delaware limited partnership (the “Fund”), North Run Qualified Partners, LP, a Delaware limited partnership (the “QP Fund”), and North Run Master Fund, LP, a Cayman Island exempted limited partnership (the “Master Fund”). The Fund, the QP Fund and North Run Offshore Partners, Ltd., a Cayman Island exempted company (the “Offshore Fund”), are also general partners of the Master Fund. This Schedule 13G relates to shares of common stock of Quadramed, Corp., a Delaware corporation (the “Issuer”) purchased by the Master Fund.

EXHIBIT 1 JOINT FILING AGREEMENT
Exhibit 1 of the Original 13G is hereby amended and restated in its entirety.
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock, par value $0.01 per share, of Quadramed, Corp., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 5, 2006

NORTH RUN CAPITAL, LP
By:	North Run Advisors, LLC
its general partner

By:	/s/ Thomas B. Ellis
Name:	Thomas B. Ellis
Title:	Member

and
By:	/s/ Todd B. Hammer
Name:	Todd B. Hammer
Title:	Member

NORTH RUN GP, LP
By:	North Run Advisors, LLC
its general partner

By:	/s/ Thomas B. Ellis
Name:	Thomas B. Ellis
Title:	Member and

By:	/s/ Todd B. Hammer
Name:	Todd B. Hammer
Title:	Member

NORTH RUN ADVISORS, LLC
By:	/s/ Thomas B. Ellis
Name:	Thomas B. Ellis
Title:	Member

and
By:	/s/ Todd B. Hammer
Name:	Todd B. Hammer
Title:	Member

/s/ Thomas B. Ellis
Thomas B. Ellis

/s/ Todd B. Hammer
Todd B. Hammer